SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated April 28, 2005

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


                Indicate by check mark whether the Registrant by
              furnishing the information contained in this form is
                            also thereby furnishing
                   the information to the Commission pursuant
                     to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item


1. Announcement regarding the acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil by Tokio Marine & Nichido

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


April 28, 2005                      By:  /s/ TETSUYA UNNO
                                       ----------------------------------
                                       General Manager of Corporate Legal
                                       and Risk Management Department

                                                                         Item 1


(English translation)

April 28, 2005
Tokio Marine & Nichido Fire Insurance Co., Ltd.

For immediate press release:

Acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil

Tokio Marine & Nichido Fire Insurance Co., Ltd. ("TMNF") (President: Kunio Ishihara) announces that it has today entered into an agreement with the Brazilian Business Unit of ABN AMRO N.V. providing that TMNF will acquire 100% ownership of Real Seguros S.A., primarily a property & casualty insurer, and 50% ownership interest in Real Vida e Previdencia S.A., a life and pension insurer, through which ABN AMRO operates its insurance and pension business in Brazil. Also as part of the agreement, the parties have entered into a 10-year bancassurance agreement in Brazil whereby ABN AMRO in Brazil will distribute, on an exclusive basis, through its countrywide retail network of its Real Bank, insurance and pension products, combining Real Bank's distribution capabilities with the insurance expertise of TMNF.

TMNF, through its subsidiary Tokio Marine Brasil Segradora S.A. ("TMBR"), has been expanding its insurance operations in Brazil where, as a core country of the Brazil, Russia, India and China group of countries, or BRIC, the economy and the insurance market are expected to grow significantly. Real Seguros, when combined with Real Vida, would be the 7th largest Brazilian insurer and TMNF views this transaction as a rare opportunity to significantly grow its operations in Brazil. Pursuant to the transaction, TMNF will be able to market its insurance products through the approximately 1500 branches of Real Bank and 6500 insurance brokers.

Subject to certain purchase price adjustments, TMNF expects to pay approximately BRL 897 million (JPY 35.9 billion) for the 100% ownership of Real Seguros S.A. and the 50% ownership interest in Real Vida e Previdencia S.A. The closing of the transaction is expected to occur in the summer of 2005. The transaction is subject to regulatory approval in Japan, Brazil and Netherlands.

Company Description
-------------------
(As of and for the year ended December 31, 2004)

Real Seguros S.A. (non-consolidated)
------------------------------------
   Home Office: Sao Paulo, SP, Brazil
   President: Mauricio Accioly
   Gross Premium: BRL 1,098 million (JPY 43.9 billion)
   Total Assets: BRL 1,257 million (JPY 50.3 billion)

Real Vida e Previdencia S.A.
----------------------------
   Home Office: Sao Paulo, SP, Brazil
   President: Mauricio Accioly
   Gross Premium: BRL 777 million (JPY 31.0 billion)
   Total Assets: BRL 2,155 million (JPY 86.2 billion)

Tokio Marine Brasil Segradora S.A.
----------------------------------
   Home Office: Sao Paulo, SP, Brazil
   President: Ryoji Fujii
   Gross Premium: BRL 249 million (JPY 10.0 billion)
   Total Assets: BRL 309 million (JPY 12.4 billion)